UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

US GOLD CORPORATION

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

912023207

(CUSIP Number)

Robert Ross McEwen

c/o US Gold Corporation

3rd Floor, 99 George Street

Toronto, Ontario

Canada M5A 2N4

(647) 258-0395

With copies to:

George A. Hagerty, Esq.

Hogan & Hartson L.L.P.

1200 Seventeenth Street, Suite 1500

Denver, CO 80202

(303) 899-7300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 4, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 912023207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert Ross McEwen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canadian citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 22,493,850 shares(1)

	8.	Shared Voting Power -0- shares

	9.	Sole Dispositive Power 22,493,850 shares(1)

	10.	Shared Dispositive Power -0- shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,493,850 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 27.2%

14.	Type of Reporting Person (See Instructions) IN

(1) Includes (a) 333,500 shares of US Gold Corporation (“US Gold”) common stock, no par value (the “Common Stock”), underlying warrants that are immediately exercisable, (b) immediately exercisable warrants to purchase 1,472,921 exchangeable shares (the “Exchangeable Shares”) of US Gold Canadian Acquisition Corporation (“Canadian Exchange Co.”) that are immediately convertible on a one-for-one basis for shares of Common Stock, and (c) 8,920,429 Exchangeable Shares of Canadian Exchange Co.

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by Robert Ross McEwen (“Mr. McEwen”) with respect to the common stock (the “Common Stock”) of US Gold Corporation, a Colorado corporation (“US Gold”).  This Amendment No. 3 amends the original Schedule 13D filed by Mr. McEwen with the Securities and Exchange Commission (the “SEC”) on August 8, 2005, as amended by Amendment No. 1 thereto, filed on March 6, 2006 and as amended by Amendment No. 2 thereto, filed on May 11, 2007 (as amended hereby and thereby, the “Amended Schedule 13D”), to reflect Mr. McEwen’s acquisition of Exchangeable Shares of US Gold Canadian Acquisition Corporation (“Canadian Exchange Co.”), which are immediately convertible into Common Stock, as is more fully described in Items 3 and 4 below.

Item 1.	Security and Issuer

Item 1 is hereby amended to replace Item 1 with the following:

The Amended Schedule 13D relates to the Common Stock of US Gold. The address of the principal offices of US Gold is 165 South Union Street, Suite 265, Lakewood, Colorado, 80228.

Item 2.	Identity and Background

Item 2 is hereby amended to replace Item 2, section (c) with the following:

Mr. McEwen’s principal occupation is Chairman and Chief Executive Officer of US Gold, Chief Executive Officer and Director of each of Canadian Exchange Co., Nevada Pacific Gold Ltd. (“Nevada Pacific”), White Knight Resources Ltd. (“White Knight”), and Tone Resources Limited (“Tone Resources”), and Chairman and Chief Executive Officer of Lexam Explorations Inc.

US Gold is a gold exploration company organized under the laws of the State of Colorado with primary operations in the United States.  Canadian Exchange Co. is a company organized under the laws of British Columbia and a subsidiary of US Gold that was formed solely for the purpose of making tender offers to acquire the outstanding common shares of Nevada Pacific, Tone Resources and White Knight, as is more fully described in Item 3 below and incorporated by reference in this Item 2.  Nevada Pacific, White Knight and Tone Resources (together with Nevada Pacific and White Knight, the “Acquired Companies”) are gold exploration companies based in Vancouver, British Columbia, all of which have operations in the United States.  Lexam Explorations Inc. is an energy exploration company based in Toronto, Canada, with operations in the United States and Canada.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

On December 4, 2007, Mr. McEwen exercised warrants to purchase 2,052,079 Exchangeable Shares of Canadian Exchange Co. with personal funds amounting to $3,663,880.  The Exchangeable Shares are exchangeable at any time on a one-for-one basis for shares of US Gold Common Stock.

Item 4.	Purpose of Transaction

Item 4 shall be replaced in its entirety by the following:

(a) The exercise of warrants reported in this Amendment was made for the purpose of making an additional investment in US Gold.  Consistent with such purpose, Mr. McEwen has had, and expects to continue to have, discussions with management of US Gold concerning US Gold and his investment in US Gold.  Mr. McEwen may also engage in such discussions with other shareholders of US Gold.

In connection with the acquisition of the Acquired Companies by US Gold and Canadian Exchange Co., Canadian Exchange Co. assumed 3,625,600 warrants from the Acquired Companies.  The assumed warrants were converted into warrants to purchase the Exchangeable Shares of Canadian Exchange Co.  The Exchangeable Shares are convertible on a one-for-one basis at any time into Common Stock at the option of the holder of the Canadian Exchange Co. shares and may be converted into shares of Common Stock as a liquidation payment upon the liquidation, dissolution or winding up of Canadian Exchange Co. and shall be automatically exchanged for shares of Common Stock upon the liquidation of US Gold.  To the extent not earlier converted, the Exchangeable Shares will be redeemed on the earlier of (i) March 28, 2014 and (ii) any date established by the board of directors of Canadian Exchange Co. at such time as there are fewer than 4,296,883 Exchangeable Shares outstanding (such number being 10% of the Exchangeable Shares originally issued by Canadian Exchange Co. in the acquisition of the Acquired Companies).

Mr. McEwen may, in the future, purchase additional shares of US Gold Common Stock or other securities of US Gold depending on the price of the shares and the circumstances at the time such acquisitions, if any, are made.  Alternatively, Mr. McEwen may at any time determine to realize on his investment in the securities of US Gold through the sale of all or some of such interests.

(b) Mr. McEwen may from time to time discuss with management and the Board of Directors of US Gold the possibility of US Gold acquiring, or combining with, other companies in select circumstances.

(c) Not applicable.

(d) In and consistent with his role as a director of US Gold, Mr. McEwen will be active in the selection of a president and a director of US Gold and of an officer and director US Gold’s subsidiaries, to replace Ann S. Carpenter, who resigned as President, Chief Operating Officer and director of US Gold and as an officer and director of its subsidiaries, effective November 19, 2007.

(e) Not applicable.

(f) Not applicable.

(g) Not applicable.

(h) Not applicable

(i) Not applicable

(j) Not applicable

(k) Other than as described above, Mr. McEwen currently has no plan or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although Mr. McEwen reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer

Item 5 shall be replaced in its entirety by the following:

(a) – (b): Following Mr. McEwen’s exercise of warrants to purchase 2,052,079 Exchangeable Shares of Canadian Exchange Co. on December 4, 2007, Mr. McEwen is the beneficial owner and has sole voting and dispositive power with respect to 22,493,850 shares of Common Stock of US Gold, thereby increasing Mr. McEwen’s beneficial ownership to 27.2% of the issued and outstanding shares of Common Stock of US Gold.

(c) Other than the exercise of Mr. McEwen’s warrants to purchase Exchangeable Shares of Canadian Exchange Co., as described in Items 3, 4, and 5(a) – (b) above, which items are hereby incorporated by reference to this Item 5(c), there have been no transactions with respect to the Common Stock of US Gold effected during the past 60 days by Mr. McEwen.

(d) Not applicable.

(e) Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 12, 2007
Date
	By:	/s/ Robert Ross McEwen
Name: Robert Ross McEwen